SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 11, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 11, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

July 11, 2006
IVANHOE MINES AND ASIA GOLD SIGN
DEFINITIVE AGREEMENT FOR COAL REORGANIZATION
VANCOUVER — Gene Wusaty, President of the Coal Division of Ivanhoe Mines Ltd. (IVN: TSX, NYSE, NASDAQ), and David Owens, President of Asia Gold Corp. (ASG: TSX-V), announced today that Ivanhoe Mines and Asia Gold have signed a definitive agreement for the coal reorganization announced on April 26, 2006 whereby Asia Gold will acquire Ivanhoe Mines’ Coal Division by issuing 82,576,383 shares of Asia Gold to Ivanhoe Mines. The coal reorganization, which remains subject to regulatory and shareholder approval, will result in Asia Gold becoming a majority-owned, publicly traded subsidiary of Ivanhoe Mines, with a coal division and a precious and base metals exploration division.
Ivanhoe Mines is Asia Gold’s largest shareholder, currently owning approximately 47% of Asia Gold’s outstanding shares. If the reorganization is completed, Ivanhoe Mines will own approximately 90% of the issued and outstanding shares of Asia Gold. As such, the coal reorganization is a “related party transaction” under TSX Venture Exchange rules and policies and is subject to approval by a majority of the votes cast by Asia Gold’s minority shareholders at a special meeting scheduled for August 8, 2006. An Asia Gold management information circular detailing the coal reorganization is expected to be mailed to Asia Gold shareholders shortly.
The Asia Gold board of directors accepted the unanimous recommendation of its special committee of independent directors to proceed with the coal reorganization and the Asia Gold board of directors is recommending that Asia Gold’s minority shareholders approve the coal reorganization at the upcoming special meeting. Asia Gold’s special committee retained Stephen W. Semeniuk, CFA to prepare a fairness opinion with respect to the coal reorganization. Mr. Semeniuk, who is experienced in valuation matters, including providing fairness opinions for matters involving listed and unlisted companies in various sectors, has concluded that the coal reorganization is fair, from a financial point of view, to all of Asia Gold’s shareholders, including its minority shareholders.
In reaching its decision to recommend to the Asia Gold board of directors that Asia Gold proceed with the coal reorganization, the special committee considered a variety of factors, including the following:
•	the coal reorganization is likely to deliver more value to Asia Gold shareholders than if Asia Gold continued to exclusively pursue a business plan focused on its existing exploration assets;

•	the coal reorganization is expected to improve the quality of Asia Gold’s assets by adding development stage coal properties with known resources;

•	the coal reorganization will immediately transform Asia Gold from being predominantly an exploration company into a development company with near-term coal prospects for self-sustaining cash flow;

•	the coal reorganization will re-focus Asia Gold on long life energy resources;

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•	the coal reorganization will give Asia Gold greater control over its future development and should provide, through development of the acquired coal projects, an internal source of cash flow to advance its other interests in Asia; and

•	the fairness opinion’s conclusion that the terms of the coal reorganization are fair, from a financial point of view, to Asia Gold’s shareholders as a whole, including its minority shareholders.
From Ivanhoe Mines perspective, the coal reorganization presents the opportunity to create a stand-alone, majority-owned, publicly traded subsidiary with near term prospects for self-sustaining cash flow. Ivanhoe Mines views the coal reorganization as a means of unlocking the intrinsic value of its coal assets in a focused new vehicle enabling Ivanhoe Mines to continue devoting the bulk of its financial resources and personnel to the Oyu Tolgoi copper and gold project.
As part of the previously announced agreement-in-principle to effect the coal reorganization, Ivanhoe Mines agreed to extend an interim line of credit to Asia Gold of U.S.$10 million (which can be increased to U.S.$15 million by mutual agreement). Ivanhoe Mines also agreed to fund, for the account of Asia Gold, the expenditures necessary to continue the exploration and development of Ivanhoe Mines Coal Division’s projects pending the completion of the reorganization. If the coal reorganization is completed, all of these interim expenditures will be treated as advances and will be added to the outstanding balance under the line of credit but will not reduce the amount available for drawdowns thereunder. If the coal reorganization is not completed, these expenditures will remain solely for the account of IVN.
Subject to the approval of Asia Gold’s minority shareholders at the August 8 special meeting, each of Asia Gold and Ivanhoe Mines will have the right to convert, in whole or in part, outstanding advances and accrued and unpaid interest under the line of credit into Asia Gold common shares. Until the first anniversary of the closing of the coal reorganization, Asia Gold may convert amounts outstanding under the line of credit into Asia Gold common shares at a conversion price of Cdn$2.09 per share. Until ninety (90) days after the first anniversary of the closing of the coal reorganization, Ivanhoe Mines may convert amounts outstanding under the line of credit into Asia Gold common shares at a conversion price of Cdn$2.35 per share.
If the coal reorganization is approved at the August 8 special meeting, Asia Gold’s shareholders will also be asked to authorize Asia Gold to continue its incorporation into the Province of British Columbia under the name “Ivanhoe Coal Ltd.” (“Ivancoal”) and to approve the replacement of Asia Gold’s existing employees’ and directors’ equity incentive plan with a new equity incentive plan. Details of these proposals will be included in the Asia Gold management information circular for the August 8 special meeting. These matters are also subject to regulatory approval.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe Mines’ core assets are its Oyu Tolgoi copper and gold project in southern Mongolia, and extensive mineral rights that it holds or controls in Mongolia, where coal, copper and gold discoveries are being evaluated. Ivanhoe Mines also is exploring for copper and gold in the Chinese province of Inner Mongolia and in Australia.
Ivanhoe Mines’ shares are listed on the Toronto and New York stock exchanges and NASDAQ under the symbol IVN.

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About Asia Gold
Asia Gold is a Canadian mineral exploration and development company focused on exploring for copper, gold and coal in Mongolia where the company holds mineral rights over approximately 25,000 square kilometres. In 2005 Asia Gold discovered the Khongor porphyry copper-gold prospect and the Naran Bulag high-grade gold veins in the Gobi region of southern Mongolia. A combined drill program on these discoveries has recently been commenced. In addition the company has an option agreement with BHP Billiton covering a 7,600-square-kilometre area that is prospective for copper, gold and coal deposits. Asia Gold also has copper and gold projects in Indonesia and Bulgaria that are being evaluated.
BHP Billiton currently owns approximately 10.5% of the issued and outstanding shares of Asia Gold.
Asia Gold shares are listed on the TSX Venture Exchange under the symbol ASG.
Information contacts
Ivanhoe Mines: Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755. Website: www.ivanhoemines.com
Asia Gold: Investors: Steven Feldman +1 604 681-6799. Website: www.asiagold.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy or this release.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the proposed coal transaction between Ivanhoe Mines and Asia Gold and its anticipated effects, planned exploration and development programs and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines and Asia Gold both believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements will be disclosed under the heading “Risk Factors” and elsewhere in the Asia Gold management information circular for the August 8 special meeting.